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                             May 21, 2024

       Muchun Zhu
       Chief Executive Officer
       Intercont (Cayman) Limited
       Room 8501, 11/F., Capital Centre
       151 Gloucester Road
       Wanchai, Hong Kong

                                                        Re: Intercont (Cayman)
Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 24,
2024
                                                            CIK No. 0002018529

       Dear Muchun Zhu:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Please revise to discuss the legal and operational risks associated with having your operations in Hong
Kong. Discuss any applicable laws and regulations in Hong Kong and the risks and
consequences to the company. As an example, disclose how regulatory actions related to data
security or anti-monopoly concerns in Hong Kong, China's
                                                        Enterprise Tax Law, and
the arrangement between Mainland China and the Hong Kong
                                                        Special Administrative
Region for the Avoidance of Double Taxation and the Prevention
                                                        of Fiscal Evasion with
respect to taxes on income, have or may impact the company   s
                                                        ability to conduct its
business, accept foreign investment or list on a U.S. and/or foreign exchange. Include
related risk factor disclosure explaining whether there are laws and/or regulations in Hong
Kong that result in oversight over data security, how this oversight
                                                        impacts the company   s
business and the offering, and to what extent the company believes
 Muchun Zhu
FirstName  LastNameMuchun
Intercont (Cayman) Limited Zhu
Comapany
May         NameIntercont (Cayman) Limited
     21, 2024
May 21,
Page  2 2024 Page 2
FirstName LastName
         that it is compliant with the regulations or policies that have been issued. With respect to your disclosure that you believe the laws and regulations of the PRC do not currently have any material impact on your business, financial condition or results of operations, please revise to clarify that all of the legal and operational risks associated with operating in the
         PRC also apply to your operations in Hong Kong.
Prospectus Summary, page 5

2. In your summary of risk factors, provide cross references to the more detailed discussions in the prospectus regarding the risks that your corporate structure and being based in or
         having the majority of the company   s operations in Hong Kong poses
to investors.
3. You disclose at page 6 that, on December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and
         Hong Kong, including your auditors, UHY LLP. This appears inconsistent with your disclosure on the cover page and in your related risk factor at page
33. Please revise or
         advise.
Risk Factors
We depend on certain customers for our revenue, page 14

4. We note your disclosure that you depend on certain customers for your revenue. In an appropriate place in your prospectus please describe the material terms of any material contracts with your customers and file such as exhibits with your registration statement.
         Refer to Item 10.C of Form 20-F and Item 601(b)(10) of Regulation S-K. Please also revise to clarify the identity of Customer A (a related party). Intercont is a foreign private issuer within the meaning of the rules under the Exchange Act..., page 39

5. Please revise your risk factor disclosure to identify any exemptions and scaled disclosures which overlap with those available to you as both a foreign private issuer and an emerging growth company, and to clarify that the described exemptions and scaled disclosures as a result of your status as a foreign private issuer will be available to you even if you no longer qualify as an emerging growth company.
Use of Proceeds, page 44

6.       You state that you intend to use the net proceeds from the offering
for    general corporate
         purposes, including working capital, operating expenses, capital expenditures, improvement of corporate facilities, and other general and
administrative matters.    We
         also note your disclosure that you    plan to use the proceeds   from
this offering to expand
         the seaborne pulping business.    Please revise to provide more
meaningful and specific
         disclosure of the intended use of proceeds and the approximate amounts intended to be used for each such purpose, to the extent known. If the priority is reflected in the order in
 Muchun Zhu
Intercont (Cayman) Limited
May 21, 2024
Page 3
         which the uses have been listed, please state as much. Please refer to Instruction 1 to Item
         504 of Regulation S-K.

         Additionally, please disclose whether the proceeds will be used to compensate or otherwise make payments to officers or directors of the company or any of its subsidiaries.
Enforceability of Civil Liabilities, page 49

7. Where disclosure elsewhere in your prospectus indicates certain of your officers and directors are located in China, please identify those individuals in this section and also include specific disclosure related to the enforceability of civil liabilities in China.
Industry Overview, page 62

8. We note your statements that "neither we nor any other party involved in this offering has independently verified" the information in this section, and "neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information." It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise or specifically state that you take liability for these statements.
Business
Competition, page 78

9. We note your disclosure that, according to the Frost & Sullivan Report, your seaborne pulping business operates an innovated business model unlike incumbent shipping companies, and that you therefore do not expect to see direct competitors for your seaborne pulping business in the near future. We further note that Topsheen Shipping
         Group Corporation, for which Ms. Zhu, your Chief Executive Officer, Interim Chief
         Financial Officer, and Chairman of the Board, has also been serving as a senior investment adviser since 2009, operates the international shipping business of Caravelle
         International Group, which is reportedly developing a similar carbon-neutral ocean technology. Please advise whether you consider Caravelle International Group to be a competitor and, in an appropriate area in your prospectus, disclose any material conflicts related to Ms. Zhu and Topsheen Shipping Group Corporation. Please also supplementally provide us with a copy of the Frost & Sullivan report.
Business
Debt and Financing, page 79

10. We note your disclosure that, except for the CIFSS Loan, neither the Group nor any of its
FirstName LastNameMuchun Zhu
       subsidiaries has entered into any material debt or financing arrangements. Please file a
Comapany
       copyNameIntercont    (Cayman)
            of the CIFSS loan          Limited
                                agreement as an exhibit to your registration
statement or advise
May 21,why  youPage
         2024   are not
                    3 required to do so. Refer to Item 601(b)(10) of Regulation S-K.
FirstName LastName
 Muchun Zhu
FirstName  LastNameMuchun
Intercont (Cayman) Limited Zhu
Comapany
May         NameIntercont (Cayman) Limited
     21, 2024
May 21,
Page  4 2024 Page 4
FirstName LastName
Management, page 90

11. Please provide the information required by Item 6.B of Form 20-F or tell us why the information is not required.
Related Party Transactions, page 96

12. Please ensure that you have provided all disclosure required by Item 7.B of Form 20-F for the period since the beginning of your preceding three financial years up to the date of your prospectus. Refer to Item 7.B of Form 20-F.
Financial Statements, page F-3

13. Please update the financial statements and related disclosures included in the registration statement in accordance with the guidance outlined in Item 8.A. to Form 20-F.
14.      We note your disclosure on pages 5 and F-25 that your Group   s Hong
Kong subsidiaries
         declared and paid in $11.8 million dividends to their shareholders by March 12, 2024.
         When you update your interim financial statements for the period ended December 31,
         2023, please address the following:
             Present a pro forma balance sheet, alongside your historical balance sheet, that reflects the dividend. Please make conforming changes to your capitalization table to give pro forma effect to the dividend.
             We note the dividends exceeded the Company   s fiscal 2023
earnings. Revise your
             disclosure to present pro forma per share information to give effect to the number of shares whose proceeds will be used to pay the $11.8 million dividend. Refer to SAB Topic 1:B:3.
General

15. With respect to your belief that you are not required to complete a filing with the CSRC under the Trial Measures for this offering, please disclose how you reached such conclusion. For instance, although you disclose that you have no material connections with the mainland of China, you also disclose that a majority of your officers and directors are located there. If you are relying on the opinion of PRC counsel for such conclusion, please identify counsel in the registration statement and file a consent from counsel.
 Muchun Zhu
FirstName  LastNameMuchun
Intercont (Cayman) Limited Zhu
Comapany
May         NameIntercont (Cayman) Limited
     21, 2024
May 21,
Page  5 2024 Page 5
FirstName LastName
       Please contact Joseph Klinko at 202-551-3824 or Robert Babula at 202-551-3339 if you
have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Liz Packebusch at 202-551-8749 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:      Lan Lou